CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,495,000	$107.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $445,154.27 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $107.30 offset against the registration fee due for this offering and of which $445,046.97 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 640 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 49-II dated March 7, 2007	Registration Statement No. 333-130051 Dated August 24, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,495,000 Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar due August 26, 2008

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 26, 2008*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four currencies relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 49-II, shall supersede the terms set forth in product supplement no. 49-II.
  The notes priced on August 24, 2007 and are expected to settle on or about August 29, 2007.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Basket Currency,” and together, the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. dollar (the “Basket”).

Basket Currency Weights:	The following table sets forth the Basket Currencies, the Starting Spot Rate† for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate†	Reuters Page	Percentage Weight of Basket

Brazilian Real (BRL)	0.50365	BRFR	25%
Indian Rupee (INR)	0.02428	RBIB	25%
Mexican Peso (MXN)	0.09054	WMRSPOT10	25%
New Turkish Lira (TRY)	0.75154	ECB37=(TRY/EUR)/(USD/EUR)	25%
† The Starting Spot Rate for each Basket Currency was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page PS-2 of this pricing supplement.
Reference Currency:	The U.S. dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1) if the Ending Basket Level is less than the Starting Basket Level, zero;
(2) if the Ending Basket Level is equal to or greater than the Starting Basket Level, but less than or equal to 107.50% of the Starting Basket Level, the Contingent Coupon; or
(3) if the Ending Basket Level is greater than 107.50% of the Starting Basket Level, $1,000 x the Basket Return x the Participation Rate.
Participation Rate:	100%.
Contingent Coupon:	$75 per $1,000 principal amount note (or 7.50% x $1,000).
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was August 24, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows:
100 x [1 + (INR Return * 1/4) + (TRY Return * 1/4) + (BRL Return * 1/4) + (MXN Return * 1/4)]

The INR Return, BRL Return and MXN Return are the respective performances of those Basket Currencies, expressed as a percentage, from the non-TRY Spot Rate of the relevant Basket Currency in the interbank market on the pricing date to the non-TRY Spot Rate of such Basket Currency on the Observation Date. The non-TRY Spot Rates on a given date that falls after the pricing date are the amounts reported by Reuters Group PLC on page RBIB (for the INR Return), page BRFR (for the BRL Return) and page WMRSPOT10 (for the MXN Return) at approximately 6:00 p.m., New York City time, on such date (each a “non-TRY Spot Rate”), and are expressed as one divided by the amount of Basket Currency per one Reference Currency.

The TRY Return is the performance of the TRY, expressed as a percentage, from the spot rate of the TRY relative to the U.S. dollar on the pricing date (the “TRY Spot Rate,” and together with the “non-TRY Spot Rates,” the “Spot Rates”) to the TRY Spot Rate on the Observation Date. The TRY Spot Rate on a given date that falls after the pricing date is expressed as one divided by the quotient of (x) New Turkish Lira per one European Union euro as reported by Reuters Group PLC on page ECB37 divided by (y) U.S. dollars per one European Union euro as reported by Reuters Group PLC on page ECB37, at approximately 6:00 p.m., New York City time, on such date.

For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-II.

Observation Date:	August 21, 2008*
Maturity Date:	August 26, 2008*
CUSIP:	48123JQ28
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 49-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$14	$986

Total	$3,495,000	$48,930	$3,446,070

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $14.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $9.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 49-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-II dated March 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 16, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-II dated March 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000862/e26545_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to the Contingent Coupon of $75 if the Ending Basket Level is equal to or greater than the Starting Basket Level but less than or equal to 107.50% of the Starting Basket Level. If the Ending Basket Level is greater than 107.50% of the Starting Basket Level, you will receive at maturity, in addition to your principal, for each $1,000 principal amount note a payment equal to $1,000 x the Basket Return x the Participation Rate.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Indian rupee, the Mexican peso and the New Turkish lira.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-II dated March 7, 2007.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar and, with respect to the New Turkish lira, the aggregate performance of the New Turkish lira relative to the European Union euro as well as the aggregate performance of the U.S. dollar relative to the European Union euro. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-1
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If the Ending Basket Level is less than the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was equal to or greater than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian real, Indian rupee, Mexican peso and New Turkish lira relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, India, Mexico, Turkey and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian rupee may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Mexican peso.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive periodic interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Currencies and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    changes in correlation between the Basket Currency exchange rates;
    suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table on the following page illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80%, reflects the Participation Rate of 100% and the Contingent Coupon of $75 per $1,000 principal amount note (or 7.50% x $1,000). The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth on the following page are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples on the following page have been rounded for ease of analysis.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-2

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

180.00	80.00%	80.00%	$800	+	$1,000	=	$1,800
170.00	70.00%	70.00%	$700	+	$1,000	=	$1,700
160.00	60.00%	60.00%	$600	+	$1,000	=	$1,600
150.00	50.00%	50.00%	$500	+	$1,000	=	$1,500
140.00	40.00%	40.00%	$400	+	$1,000	=	$1,400
130.00	30.00%	30.00%	$300	+	$1,000	=	$1,300
120.00	20.00%	20.00%	$200	+	$1,000	=	$1,200
110.00	10.00%	10.00%	$100	+	$1,000	=	$1,100
108.00	8.00%	8.00%	$80	+	$1,000	=	$1,080
107.50	7.50%	N/A	$75	+	$1,000	=	$1,075
106.00	6.00%	N/A	$75	+	$1,000	=	$1,075
105.00	5.00%	N/A	$75	+	$1,000	=	$1,075
100.00	0.00%	N/A	$75	+	$1,000	=	$1,075
90.00	-10.00%	N/A	$0	+	$1,000	=	$1,000
80.00	-20.00%	N/A	$0	+	$1,000	=	$1,000
70.00	-30.00%	N/A	$0	+	$1,000	=	$1,000
60.00	-40.00%	N/A	$0	+	$1,000	=	$1,000
50.00	-50.00%	N/A	$0	+	$1,000	=	$1,000
40.00	-60.00%	N/A	$0	+	$1,000	=	$1,000
30.00	-70.00%	N/A	$0	+	$1,000	=	$1,000
20.00	-80.00%	N/A	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 140.
Because the Ending Basket Level of 140 is greater than 107.50% of the Starting Basket Level, the Additional Amount is equal to $400, and the final payment at maturity is equal to $1,400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(140-100)/100] x 100%) = $1,400

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The Ending Basket Level is equal to the Starting Basket Level of 100.
Because the Ending Basket Level is equal to the Starting Basket Level of 100, the Additional Amount is equal to the Contingent Coupon of $75, and the final payment at maturity is equal to $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + $75 = $1,075

Example 4: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 but less than 107.50% of the Starting Basket Level, the Additional Amount is equal to the Contingent Coupon of $75 and the final payment at maturity is equal to $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + $75 = $1,075

Historical Information

The first four graphs on the following page show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) from January 4, 2002 through August 24, 2007. The exchange rates of the Brazilian real, the Indian rupee, the Mexican peso and the New Turkish lira, at approximately 11:00 a.m., New York City time, on August 24, 2007, were 1.9855, 41.18, 11.0447 and 1.3306, respectively.

The exchange rates displayed in the graphs on the following page are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first four graphs on the following page.

The last graph on the following page shows the weekly performance of the Basket from January 4, 2002 through August 24, 2007, assuming that the Basket Closing Level on January 4, 2002 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-3

The Spot Rates of the Brazilian real, the Indian rupee, the Mexican peso and the New Turkish lira, at approximately 11:00 a.m., New York City time, on August 24, 2007, were 0.50365, 0.02428, 0.09054 and 0.75154, respectively, calculated in the manner set forth under “Key Terms — Basket Closing Level” on the cover of this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data used to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

Hypothetical Historical Return Analysis

The graph on the following page represents the hypothetical return, as well as the corresponding Basket Return, that would have been obtained following an investment in an equivalent note derived from a rolling back-tested methodology to simulate the performance of such note as if it were issued on the last business day of each week from January 3, 1997 to August 25, 2006.

The graph shows the results of 504 one-year rolling simulations using the methodology of the notes (except as described below) and actual historical data for each of the Basket Currencies. The historical data for each Basket Currency were derived from conventional market quotations, as shown on Bloomberg Financial Markets, for each currency (in each case, the exchange rate, which is the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar). For purposes of the hypothetical note returns and the corresponding Basket Returns shown in the graph on the following page, the Starting Spot Rate for each Basket Currency for each note is determined by dividing one by the rate reported by Bloomberg Financial Markets at approximately 6:00 p.m., New York City time, on the hypothetical issue date for such note, and the Ending Spot Rate for each Basket Currency for each note is determined by dividing one by the rate reported by Bloomberg Financial Markets at approximately 6:00 p.m., New York City time, on the hypothetical maturity date for such note, and they may not be indicative of performance of the Basket Currencies if such rates were determined by reference to the applicable Reuters page on the relevant hypothetical Pricing Dates or hypothetical Observation Dates, or, with respect to the Starting Spot Rates, if such rates were determined at approximately 11:00 a.m. The simulations in the graph were run

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-4

weekly from January 3, 1997 to August 25, 2006, on the last business day of each week. Each one year rolling simulation assumes the notes were held from the hypothetical issue date to maturity. Accordingly, the results displayed below are net of the commissions and concessions disclosed on the cover of this pricing supplement.

The simulated returns based on hypothetical investments in the notes may differ from returns you would have obtained if you had invested the same amount into the Basket Currencies directly through an investment adviser that actively manages your portfolio. Back-tested performance does not reflect the impact that material economic or market factors might have on such an investment adviser’s decision-making process when actively managing a client’s portfolio. Back-tested performance differs from actual account performance because the investment strategy may be adjusted at any time, for any reason and can continue to be changed until desired or better performance results are achieved.

The first one year simulation was run on January 3, 1997, and each successive simulation was run on the last business day of the following week. The last simulation was run on August 25, 2006, which covers the one year period through August 24, 2007. Potential investors in the notes should note that the hypothetical returns data are derived from the then economic environment (which should not be taken as an indication of future performance) and Basket returns that prevailed in the one year period following the date of the relevant simulation. The hypothetical simulations have been sourced and calculated by JPMSI using data on each of the Basket Currencies extracted from Bloomberg Financial Markets. They should not be taken as an indication of future performance and it should be noted that past performance is not a guarantee of future results.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that any investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-5